GMAC RFC

Distribution Information	**Deal Information**

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information   *(Not Applicable)*

4. Interest Summary

5. Other Income Detail

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages   *(Not Applicable)*

16. Overcollateralization Summary

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts

18. Performance Tests

19. Lender Paid Mortgage Insurance   *(Not Applicable)*

20. Comments

Deal Information

Deal Name:	Residential Accredit Loans Inc, 2007-QA3
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	04/27/2007
First Distribution Date:	05/25/2007
Determination Date:	12/21/2007
Distribution Date:	12/26/2007
Record Date:	
Book-Entry:	12/24/2007
Definitive:	11/30/2007
Trustee:	Deutsche Bank Trust Company Americas
Main Telephone:	714-247-6000
GMAC-RFC	
Bond Administrator:	Nicholas Gisler
Telephone:	818-260-1628
Pool(s) :	40516

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QA3

December 26, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74923XAA4	368,210,000.00	341,643,769.32	4.88875000	1,877,907.26	1,391,842.48	3,269,749.74	0.00	0.00	0.00	339,765,862.06
A-2	74923XAB2	40,000,000.00	37,114,013.13	4.95875000	204,003.94	153,365.93	357,369.87	0.00	0.00	0.00	36,910,009.19
A-3	74923XAC0	260,298,720.00	241,518,252.76	4.97875000	1,327,549.10	1,002,049.17	2,329,598.27	0.00	0.00	0.00	240,190,703.66
A-4	74923XAD8	83,563,590.00	77,534,504.40	4.98875000	426,182.54	322,333.55	748,516.09	0.00	0.00	0.00	77,108,321.86
A-5	74923XAE6	83,563,590.00	77,534,504.40	5.02875000	426,182.54	324,918.03	751,100.57	0.00	0.00	0.00	77,108,321.86
M-1	74923XAF3	22,248,100.00	22,248,100.00	5.26875000	0.00	97,683.06	97,683.06	0.00	0.00	0.00	22,248,100.00
M-2	74923XAG1	13,348,800.00	13,348,800.00	6.08875000	0.00	67,731.26	67,731.26	0.00	0.00	0.00	13,348,800.00
M-3	74923XAH9	3,559,700.00	3,559,700.00	6.23660435	0.00	20,138.26	20,138.26	0.00	0.00	0.00	3,559,700.00
M-4	74923XAJ5	3,114,700.00	3,114,700.00	6.23660435	0.00	18,918.56	18,918.56	0.00	0.00	0.00	3,114,700.00
M-5	74923XAK2	4,449,600.00	4,449,600.00	6.23660435	0.00	34,442.68	34,442.68	0.00	0.00	0.00	4,449,600.00
SB	74923XAL0	7,564,388.39	7,564,330.10	0.00000000	0.00	639,717.35	639,717.35	0.00	0.00	0.00	7,564,330.10
R-1	74923XAM8	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-X	74923XAN6	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**889,921,188.39**	**829,630,274.11**		**4,261,825.38**	**4,073,140.33**	**8,334,965.71**	**0.00**	**0.00**	**0.00**	**825,368,448.73**

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QA3

December 26, 2007

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74923XAA4	927.85032813	5.10009848	3.78002357	8.88012205	0.00000000	0.00000000	922.75022965
A-2	74923XAB2	927.85032825	5.10009850	3.83414825	8.93424675	0.00000000	0.00000000	922.75022975
A-3	74923XAC0	927.85032812	5.10009846	3.84961236	8.94971082	0.00000000	0.00000000	922.75022966
A-4	74923XAD8	927.85032812	5.10009850	3.85734445	8.95744295	0.00000000	0.00000000	922.75022962
A-5	74923XAE6	927.85032812	5.10009850	3.88827275	8.98837125	0.00000000	0.00000000	922.75022962
M-1	74923XAF3	1,000.00000000	0.00000000	4.39062482	4.39062482	0.00000000	0.00000000	1,000.00000000
M-2	74923XAG1	1,000.00000000	0.00000000	5.07395871	5.07395871	0.00000000	0.00000000	1,000.00000000
M-3	74923XAH9	1,000.00000000	0.00000000	5.65729134	5.65729134	0.00000000	0.00000000	1,000.00000000
M-4	74923XAJ5	1,000.00000000	0.00000000	6.07395897	6.07395897	0.00000000	0.00000000	1,000.00000000
M-5	74923XAK2	1,000.00000000	0.00000000	7.74062388	7.74062388	0.00000000	0.00000000	1,000.00000000
SB [1]	74923XAL0							
R-1	74923XAM8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-X	74923XAN6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	92.74624085%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	11/26/2007	12/25/2007	Actual/360	341,643,769.32	4.88875000	1,411,771.70	0.00	0.00	0.00	0.00	1,391,842.48	0.00
A-2	11/26/2007	12/25/2007	Actual/360	37,114,013.13	4.95875000	153,365.93	0.00	0.00	0.00	0.00	153,365.93	0.00
A-3	11/26/2007	12/25/2007	Actual/360	241,518,252.76	4.97875000	1,002,049.17	0.00	0.00	0.00	0.00	1,002,049.17	0.00
A-4	11/26/2007	12/25/2007	Actual/360	77,534,504.40	4.98875000	322,333.55	0.00	0.00	0.00	0.00	322,333.55	0.00
A-5	11/26/2007	12/25/2007	Actual/360	77,534,504.40	5.02875000	324,918.03	0.00	0.00	0.00	0.00	324,918.03	0.00
M-1	11/26/2007	12/25/2007	Actual/360	22,248,100.00	5.26875000	97,683.06	0.00	0.00	0.00	0.00	97,683.06	0.00
M-2	11/26/2007	12/25/2007	Actual/360	13,348,800.00	6.08875000	67,731.26	0.00	0.00	0.00	0.00	67,731.26	0.00
M-3	11/26/2007	12/25/2007	Actual/360	3,559,700.00	6.23660435	20,138.26	0.00	0.00	0.00	0.00	20,138.26	0.00
M-4	11/26/2007	12/25/2007	Actual/360	3,114,700.00	6.23660435	18,918.56	0.00	0.00	0.00	0.00	18,918.56	0.00
M-5	11/26/2007	12/25/2007	Actual/360	4,449,600.00	6.23660435	34,442.68	0.00	0.00	0.00	0.00	34,442.68	0.00
SB	11/01/2007	11/30/2007	Actual/360	7,564,330.10	0.00000000	0.00	0.00	0.00	0.00	639,717.35	639,717.35	0.00
Deal Totals				**829,630,274.11**		**3,453,352.20**	**0.00**	**0.00**	**0.00**	**639,717.35**	**4,073,140.33**	**0.00**

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	4.78875000	A-1, A-2, A-3, A-5, M-2, M-4, M-5, M-3, M-1, A-4

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distribution
	(1)	(2)	(1) + (2) = (3)
SB	2,929.50	636,787.85	639,717.35
Deal Totals	**2,929.50**	**636,787.85**	**639,717.35**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	1,663.66	1,663.66	0.00	0	0.00	182,810.48	33,297.30	819,454.47	8,329.02	0.00	0.00

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
A-4	0.00	0.00	0.00	0.00	0.00
A-5	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-1	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	0.00	0.00	0.00	0.00	0.00

(B) Basis Risk/Net WAC Shortfall Amounts

Class	Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
A-4	0.00	0.00	0.00	0.00	0.00
A-5	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	1,637.89	0.00	0.00	1,637.89	0.00
M-4	2,730.93	0.00	0.00	2,730.93	0.00
M-5	11,317.36	0.00	0.00	11,317.36	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-1	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	15,686.18	0.00	0.00	15,686.18	0.00

GMAC RFC

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	2,849	2,689	N/A	297	9	0	0	3	2,677
	Balance/Amount	889,921,188.39	829,630,274.11	83,715.27	72,534.42	2,874,676.43	N/A	0.00	1,230,899.25	825,368,448.74

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.85801390	6.85643254	351.84	349.86	6.54269408	6.54129498	6.54269408	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	5.88%	8.87%	10.19%		10.58%

Net WAC Cap Rate: 6.236604%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

GMAC RFC

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	2,257	680,526,206.25	3	953,030.24	0	0.00	0	0.00	0.00	2,260	681,479,236.49
30 days	115	32,651,076.81	0	0.00	0	0.00	0	0.00	0.00	115	32,651,076.81
60 days	82	28,658,308.67	0	0.00	0	0.00	0	0.00	0.00	82	28,658,308.67
90 days	47	16,082,845.61	0	0.00	0	0.00	0	0.00	0.00	47	16,082,845.61
120 days	41	14,717,087.22	0	0.00	15	4,254,965.70	0	0.00	0.00	56	18,972,052.92
150 days	13	4,939,906.60	3	992,397.77	17	8,973,291.72	0	0.00	0.00	33	14,905,596.09
180 days	4	1,147,782.80	0	0.00	27	10,676,669.87	3	976,789.70	978,613.20	34	12,801,242.37
181+ days	4	1,245,449.79	0	0.00	33	13,566,489.32	13	5,006,150.67	5,008,956.15	50	19,818,089.78
Total	**2,563**	**779,968,663.75**	**6**	**1,945,428.01**	**92**	**37,471,416.61**	**16**	**5,982,940.37**	**5,987,569.35**	**2,677**	**825,368,448.74**
Current	84.31%	82.45%	0.11%	0.12%	0.00%	0.00%	0.00%	0.00%	0.00%	84.42%	82.57%
30 days	4.30%	3.96%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	4.30%	3.96%
60 days	3.06%	3.47%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.06%	3.47%
90 days	1.76%	1.95%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.76%	1.95%
120 days	1.53%	1.78%	0.00%	0.00%	0.56%	0.52%	0.00%	0.00%	0.00%	2.09%	2.30%
150 days	0.49%	0.60%	0.11%	0.12%	0.64%	1.09%	0.00%	0.00%	0.00%	1.23%	1.81%
180 days	0.15%	0.14%	0.00%	0.00%	1.01%	1.29%	0.11%	0.12%	0.12%	1.27%	1.55%
181+ days	0.15%	0.15%	0.00%	0.00%	1.23%	1.64%	0.49%	0.61%	0.61%	1.87%	2.40%
Total	**95.74%**	**94.50%**	**0.22%**	**0.24%**	**3.44%**	**4.54%**	**0.60%**	**0.72%**	**0.73%**	**100.00%**	**100.00%**

GMAC RFC

11. Delinquency Data

	Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance
	Totals			**Totals**			**Totals**			**Totals**			**Totals**	
1 Month	115	32,651,076.81	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	4.30%	3.96%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	82	28,658,308.67	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	3.06%	3.47%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	47	16,082,845.61	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	1.76%	1.95%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	56	18,972,052.92	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	2.09%	2.30%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	33	14,905,596.09	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	1.23%	1.81%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	34	12,801,242.37	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	1.27%	1.55%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	26	10,394,028.76	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.97%	1.26%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	23	9,008,061.02	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.86%	1.09%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	1	416,000.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.04%	0.05%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	3	0	0	0	3
	Beginning Aggregate Scheduled Balance	1,230,899.25	0.00	0.00	0.00	1,230,899.25
	Principal Portion of Loss	221,624.42	0.00	0.00	0.00	221,624.42
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	221,624.42	0.00	0.00	0.00	221,624.42

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	4	0	0	0	4
	Total Realized Loss	252,779.65	0.00	0.00	0.00	252,779.65

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	1	1
	Subsequent Recoveries	34.66	34.66
	Net Loss [1]	221,589.76	252,744.99
	Net Loss % [2]	0.02%	0.03%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.15%	0.06%	0.03%		0.02 %
Constant Default Rate	1.77%	0.69%	0.35%		0.26%

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$, where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS		WITHDRAWALS		Ending Balance
			Investment Earnings	Other Deposits	Draws	Releases	
Certificate Supplemental Interest Trust Account		0.00	0.00	211,617.75	211,617.75	0.00	0.00
Class A-1 Supplemental Interest Trust Account		0.00	0.00	19,929.22	19,929.22	0.00	0.00
Class A 1 Swap Agreement Collateral Account		0.00	0.00	0.00	0.00	0.00	0.00
Certificate Swap Agreement Collateral		0.00	0.00	0.00	0.00	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Certificate Swap Agreement	Hsbc Bank Usa	04/25/2012	2,729,655.28	2,941,273.03
Class A-1 Swap Agreement	Deutsche Bank	05/25/2037	1,391,842.48	1,411,771.70

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	7,564,330.10	7,564,330.10	0.00	7,564,330.10	7,564,330.10

17. Excess Cashflow, Overcollateralization and Derivative Amounts

Excess Cashflow and Derivative Summary	
(1) Scheduled Unmodified Net Interest	4,523,347.57
(2) Interest Losses	0.00
(3) Subsequent Recoveries	34.66
(4) Interest Adjustment Amount	0.00
(5) Certificate Swap Payment Amount - OUT	211,617.75
(6) Certificate Swap Payment Amount - IN	0.00
(7) Certificate Interest Amount	3,437,666.02
(8) OC Reduction Amount	0.00
(9) Excess Cashflow Prior to OC Provisions	874,098.45

Overcollateralization and Derivative Amounts	
Excess Cashflow Prior to OC Provisions	874,098.45
(1) Unreimbursed Principal Portion of Realized Losses	0.00
(2) Principal Portion of Realized Losses	221,624.42
(3) Overcollateralization Increase	0.00
(4) Prepayment Interest Shortfall	0.00
(5) Unpaid PPIS With Accrued Interest	0.00
(6) Basis Risk Shortfall Carry-Forward Amount	15,686.18
(7) Relief Act Shortfall	0.00
(8) Unreimbursed Realized Losses	0.00
(9) Swap Termination Payment Amount	0.00
(10) To Class SB Certificates	636,787.85

18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	775,345,044.01
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	8
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	6.57709100%
Specified Senior Enhancement Percent - Target value	12.20000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Stepdown Date has occurred	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	11.18690300%
Senior Enhancement Delinquency Percentage - Target Value	2.63083600%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	True

Trigger Event clause (b) - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.02840100%
Scheduled Loss Target Percent	99,999.00000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	True
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False
Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

Comments: Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc., 2007-QA3
December 26, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	7,631,178.75
Prepayment Premium	2,929.50
Liquidation and Insurance Proceeds	1,009,274.83
Subsequent Recoveries	34.66
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	(229,883.31)
Total Deposits	8,413,534.43

Uses of Funds	Amount
Transfer to Certificate Account	8,334,965.71
Reimbursed Advances and Expenses	45,271.42
Master Servicing Compensation	33,297.30
Derivatives Payment	0.00
Total Withdrawals	8,413,534.43
Ending Balance	0.00